Mail Stop 4561

August 9, 2007

Robert S. Tissue
Senior Vice President,
Chief Financial Officer
Summit Financial Group, Inc.
300 N Main Street
Moorefield, West Virginia 26836

> **Re:** **Summit Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 0-16587**

Dear Mr. Tissue:

We have reviewed your letter filed on August 6, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 17. Derivative Financial Instruments, page 47

1. We note your response to our letter dated July 19, 2007 as it pertains to your short-cut hedges of convertible FHLB advances. The advances convert to a variable rate beginning on specified dates and subsequently quarterly thereafter at the option of the FHLB Pittsburgh. Tell us whether FHLB Pittsburgh can require you to repay the fixed rate advances in cash unless you can renegotiate new advances once the conversion options have been exercised. While paragraph 68(d) specifically provides an exception for call and put rights that are mirrored, it does not provide an exception for conversion options. Therefore, absent a requirement by FHLB Pittsburgh to require cash repayment, these hedges would not meet the criteria in paragraph 68(d) of SFAS 133. Please revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception. If you do not believe this would result in a material change to your financial statements, provide us with a comprehensive analysis of the impact, including the quantitative and qualitative factors considered (SAB 99 analysis).

2. As a related matter, we note your response as it pertains to your short-cut hedges of certificates of deposit. Tell us whether there were any upfront fees (i.e., broker fees) paid in connection with the purchase of these brokered deposits. If there were fees paid, we believe the fair value of the swaps at inception would be other than zero and therefore preclude short-cut accounting pursuant to paragraph 68(b) of SFAS 133. If applicable, please revise to reflect the accounting for these swaps without hedge accounting from inception. If you do not believe this would result in a material change to your financial statements, provide us with a comprehensive analysis of the impact, including the quantitative and qualitative factors considered (SAB 99 analysis).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, please call me at (202) 551-3697 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Benjamin Phippen
Reviewing Accountant